FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                  March 8, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: March 8, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Smith & Nephew plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

David Illingworth

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



8 State the nature of the transaction

Acquisition and sale of shares following vesting of Long Term Incentive Plan award

9. Number of shares, debentures or financial instruments relating to shares acquired

23,701

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

23,701

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.1%

13. Price per share or value of transaction

GBP 5.08 per share

14. Date and place of transaction

3 March 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,045 shares

16. Date issuer informed of transaction

3 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification




23. Any additional information

Sale of shares on behalf of David Illingworth by the Trustees of the Smith & Nephew Employees Share Trust in respect of the vesting of the 2003 LTIP award.

24. Name of contact and telephone number for queries

Phil Higgins -Assistant Company Secretary - 020 7960 2228

Name and signature of duly authorised officer of issuer responsible for making notification

Phil Higgins - Assistant Company Secretary

Date of notification

07 March 2006